HOPS GRILL & BAR, INC.
                         3030 N. ROCKY POINT DRIVE WEST
                                    SUITE 650
                              TAMPA, FLORIDA 33607



                 APPLICATION TO WITHDRAW REGISTRATION STATEMENT



                                 March 18, 1997


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:       Mr. H. Christopher Owings
            Mail Stop 7-5

            RE:   HOPS GRILL & BAR, INC.
                  FORM S-1 REGISTRATION STATEMENT
                  SEC REG. NO.:  333-14117

Dear Mr. Owings:

      Pursuant to Rule 477 promulgated under Securities Act of 1933, as amended, Hops Grill & Bar, Inc. (the "Registrant") hereby requests that the Commission withdraw the above-referenced Registration Statement. Certain of the Predecessor Corporations (as defined in the Registration Statement) have recently been acquired by an unrelated party, and such transaction renders it impractical for the Registrant to proceed with the offering. Please be advised that no offers or sales of the Registrant's securities were made pursuant to the above-referenced Registration Statement or otherwise.

      IN WITNESS WHEREOF, the undersigned has executed this Application to Withdraw as of March 18, 1997.


                                    HOPS GRILL & BAR, INC.


                                    By:  /s/ DAVID L. MASON
                                         ------------------
                                             David L. Mason
                                             President